UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended December 31, 2025

BAKER GLOBAL ASSET MANAGEMENT INC.

(Exact name of issuer as specified in its charter)

New York	11-2432960
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3 West Garden Street, Suite 407

Pensacola, FL 32502

(Full mailing address of principal executive offices)

(516) 931-1090

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “us,” “our,” “our company,” the “Company” or “Baker Global” refer to Baker Global Asset Management Inc., a New York corporation.

Special Note Regarding Forward Looking Statements

Certain information contained in this report includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about our future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to us and our interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events.

Forward-looking statements are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Item 1. Business—Risk Factors” included in our most recent Annual Report on Form 1-K, and matters described in this report generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this report will in fact occur.

Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

Overview

We are a holding company that owns all of the issued and outstanding capital stock of Benjamin Securities, Inc., or Benjamin and BGIC Inc., or BGIC. Benjamin is a boutique investment firm established in 1977 and has been a FINRA licensed broker-dealer since 1979 and a registered investment advisor registered with the SEC since 1987. BGIC is our subsidiary which established in 2024 as a proprietary investment vehicle. On May 24, 2022, FINRA granted the application of Benjamin to expand its business to include investment banking services, and the application was confirmed complete by FINRA on October 20, 2022. Our broker-dealer business engages in the purchase and sales of securities for individuals, high net worth individuals and retirement plans with typical investable assets in the range of $100,000 to $5,000,000 in exchange for a commission and our investment advisory business serves the same type of clients for a fee based on a percentage of assets under management. We do not have a minimum account size; rather, we aim to establish long-term relationships with our customers. Our investment strategy is that of the classic value investor, seeking growth and dividends compounding returns for long-term capital appreciation and income. We typically select individual stocks or bonds for our clients based on value, sustainable earnings growth and consistent dividends over time. Investments are diversified across industries and geographical regions and each customer’s portfolio is custom designed based on age, risk tolerance and other personal objectives.

Growth Strategies

Our strategy is to grow our core businesses of asset management and advisory services. We believe that asset management is one of the fastest growing segments of the financial services industry. Not only will we focus on internal growth of our asset management and advisory services business, but we will also consider acquiring other advisory firms that not only fit with our strategy, but present favorable returns on invested capital.

We intend to expand our investment banking services, as well as principal investments and trading. Investment banking represents an opportunity for us as a member of a selling group, as an underwriter, as well as in mergers and acquisitions advisory work.

In addition, we will be looking to expand our geographic reach. We believe there is plenty of growth opportunity by expanding our geographic reach nationally, as well as internationally.

Recent Developments

On November 13, 2023, we conducted an initial closing of this offering, pursuant to which we sold 58,960 shares of our common stock at a price of $5.00 per share, for gross proceeds to our company of $294,800.

On July 12, 2024, we conducted a final closing of this offering, pursuant to which we sold 73,100 shares of our common stock at a price of $5.00 per share, for gross proceeds to our company of $365,500.

Results of Operations

Comparison of Six Months Ended December 31, 2025 and December 31, 2024

The following table sets forth key components of our results of operations during the six months ended December 31, 2025 and December 31, 2024.

	For Six Months Ended December 31, 2025 and December 31, 2024
	2025 (unaudited)	2024 (unaudited)
Revenue:
Commissions	$201,775	$532,218
Advisory fees	246,260	8,964,455
Other	50,963	245,967
Income from Investment in Benjamin Securities	-	-
Total revenue	$498,997	$9,742,640

Expenses:
Employee compensation and related payroll taxes	$251,989	$241,948
Commissions and clearance	113,020	6,794,749
Professional fees	85,322	1,159,509
Other	51,741	639,826
Meals, entertainment and auto	31,629	52,320
Occupancy	32,285	48,752
Exchange fees and dues	4,785	18,587
Dues and subscriptions	5,632	27,357
Data services	15,928	17,772
Telephone	4,495	6,412
Interest expense	4,771	40,330
Total expenses	$601,597	$9,047,562

Current Taxes	$-	$256,521

Net profit	$(102,600)	$438,557

For the six months ended December 31, 2025, we generated revenue in the amount of $498,997 and our expenses totaled $601,597, which consisted primarily of compensation for employee and related payroll taxes, commissions and clearance, professional fees and other expenses incurred in connection with general operations. As a result of the foregoing, our net loss for the six months ended December 31, 2025 was $102,600.

For the six months ended December 31, 2024, we generated revenue in the amount of $9,742,640 and our expenses totaled $9,047,562, which consisted primarily of commissions and clearance, professional fees and other expenses incurred in connection with general operations. As a result of the foregoing, our net profit for the six months ended December 31, 2024 was $438,557.

Liquidity and Capital Resources

As of six months ended December 31, 2025, we had cash and cash equivalents in the amount of $2,051,910. The following table sets forth a summary of our cash flows for the periods presented:

	Six Months Ended
	December 31, 2025	December 31, 2024
Net cash provided by (used in) operating activities	$(313,081)	$795,499
Net cash provided by (used in) financing activities	(119,158)	630,364
Cash and cash equivalents at beginning of period	2,490,853	1,912,933
Cash and cash equivalents at end of period	$2,051,910	$3,337,342

Net cash used in operating activities was $313,081 for the six months ended December 31, 2025, as compared to net cash provided by operating activities of $795,499 for the six months ended December 31, 2024. The principal use of cash for operating activities was to fund our operating expenses during our development of the Company.

Net cash used in financing activities was $119,158 for the six months ended December 31, 2025, as compared to net cash provided by financing activities of $630,364 for the six months ended December 31, 2024. The principal use of cash for financing activities was to fund dividend payments, note payable reductions, and lease payments.

Net cash at the beginning of the period was $2,490,853 for the six months ended December 31, 2025 and at the end of such period was $2,051,910, as compared to $1,912,933 at the beginning of the period for the six months ended December 31, 2024 and $3,337,342 at the end of such period.

Net cash decreased by $438,943 during the six months ended December 31, 2025, as compared to an increase of $1,424,409 for the six months ended December 31, 2024.

Capital Expenditures and Other Obligations

We incurred capital expenditures of $6,704 during the six months ended December 31, 2025 and $1,454 during the six months ended December 31, 2024.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

Basis of Accounting

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Cash and Cash Equivalents

The Company and its Subsidiary define cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Revenue Recognition

Effective July 1, 2018, the Company and its Subsidiaries, adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC Topic 606”). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company and its Subsidiary applied the modified retrospective method of adoption which resulted in no adjustment as of September 1, 2018 to opening members equity. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Significant Judgement

Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company and its Subsidiary’s progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Advisory fees

Advisory fees are earned by the Subsidiary for providing general investor-related advice and are earned, in accordance with the terms of their respective contracts, only when performance obligations have been fully met.

Corporate Advisory Fees

Benjamin Securities Inc. offers corporate advisory services, consulting, and investment banking. The firm earns revenues from fees.

Commission Revenue and Related Clearing Expenses

Commissions for brokering securities transaction, and related clearing expenses are recorded by Benjamin Securities Inc. when earned, on a trade date basis.

Other revenue

Other revenue includes interest income and reimbursed postage fees. Postage fee reimbursements are recognized as they are incurred.

Receivables and Contract Balances

Receivables arise when the Company and its Subsidiary have an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. There are no receivable balances as of December 31, 2025 and December 31, 2024.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company and its Subsidiaries Contract liabilities arise when customers remit contractual cash payments in advance of the Company and its subsidiaries satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied.

Due from Clearing Brokers

Deposits with clearing brokers consist of deposits of cash or other short term securities held by other clearing organizations or exchanges. The carrying amounts approximate their fair value due to their short-term nature. This financial instrument generally has no stated maturities or has short-term maturities and carries interest rates that approximate market rates.

Income Taxes

The Company and its Subsidiaries are taxed under the provisions of Subchapter C of the Internal Revenue Code. The amount of current and deferred taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The tax years 2025, 2024, 2023, and 2022 remain open to examination by the major taxing jurisdictions to which the entity is subject.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company and its Subsidiary are evaluating the effect that ASU 2016-02 will have on its financial statements with related disclosures. The Company and its Subsidiary believe the impact of the ASU is minimal due to the nature of the lease.

Item 2. Other Information

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period covered by this Form 1-SA, but was not reported.

We are an emerging growth company as that term is used in the Jumpstart Our Business Startups Act of 2012, as amended, and, as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings.

Item 3. Financial Statements

BAKER GLOBAL ASSET MANAGEMENT INC AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS JULY 1, 2024 TO DECEMBER 31, 2024 AND JULY 1, 2025 TO DECEMBER 31, 2025

UNAUDITED

BAKER GLOBAL ASSET MANAGEMENT INC AND SUBSIDIARIES

TABLE OF CONTENTS

FOR THE PERIODS JULY 1, 2024 TO DECEMBER 31, 2024 AND JULY 1, 2025 TO DECEMBER 31, 2025

BAKER GLOBAL ASSET MANAGEMENT INC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2024 AND DECEMBER 31, 2025

	As of December 31,
	2025	2024
ASSETS
Cash	$2,051,911	$3,337,342
Accounts Receivable	433,123	2,379,092
Due from clearing brokers	481,578	964,551
Right of Use Asset - Operating Leases	168,056	215,364
Securities not readily marketable	23,167	26,629
Fixed assets	12,644	5,940
Other assets	97,013	93,442
Total assets	$3,267,492	$7,022,359

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities:
Accounts payable and accrued expenses	$1,332,827	$4,854,919
Right of Use Liability - Operating Leases	168,056	215,364
Note payable	50,000	90,083
Deferred revenue	141,478	329,954
Total liabilities	$1,692,361	$5,490,321

STOCKHOLDERS’ EQUITY:
Common Stock	331,930	331,930
Preferred stock	200,000	200,000
Retained Earnings	1,043,201	1,000,108
Total stockholders’ equity	$1,575,132	$1,532,039
Total liabilities and stockholders’ equity	$3,267,492	$7,022,359

The accompanying notes are an integral part of this statement.

BAKER GLOBAL ASSET MANAGEMENT INC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE PERIODS JULY 1, 2024 TO DECEMBER 31, 2024 AND JULY 1, 2025 TO DECEMBER 31, 2025

	For the period of July 1 to December 31
	2025	2024
Revenue:
Commissions	$201,775	$532,218
Advisory fees	246,260	8,964,455
Other	50,963	245,967
Total revenue	$498,997	$9,742,640

Expenses:
Professional fees	$85,322	$1,159,509
Employee compensation and related payroll taxes	251,989	241,948
Commissions and clearance	113,020	6,794,749
Occupancy	32,285	48,752
Meals, entertainment and auto	31,629	52,320
Exchange fees and dues	4,785	18,587
Data services	15,928	17,772
Dues and subscriptions	5,632	27,357
Telephone	4,495	6,412
Interest expense	4,771	40,330
Other	51,741	639,826
Total expenses	$601,597	$9,047,562

Earnings Before Income Tax	(102,600)	695,078
Current Taxes
Federal Income Tax	-	(151,808)
State Income Tax	-	(104,713)
	-	(256,521)
Deferred Taxes
Federal Income Tax	-	-
State Income Tax	-	-

Net Income	$(102,600)	$438,557

The accompanying notes are an integral part of this statement.

BAKER GLOBAL ASSET MANAGEMENT INC AND SUBSIDIARIES

CONDOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE PERIODS JULY 1, 2024 TO DECEMBER 31, 2024 AND JULY 1, 2025 TO DECEMBER 31, 2025

	Preferred Stock Amount	Common Stock Amount	Retained Earnings	Total Stockholder’s Equity
Balance at December 31, 2024	$200,000	$331,930	$1,000,108	$1,532,038
Net Income			$1,052,926	$1,052,926
Return of Capital		$-	$(682,063.00)	$(682,063)
Dividend Paid	$-	$(173,703)	$-	$(173,703)
Preferred stock dividends and adjustments	$-	$-	$(154,067)	$(154,067)
Balance at December 31, 2025	$200,000	$158,227	$1,216,904	$1,575,131

The accompanying notes are an integral part of this statement.

BAKER GLOBAL ASSET MANAGEMENT INC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS JULY 1, 2024 TO DECEMBER 31, 2024 AND JULY 1, 2025 TO DECEMBER 31, 2025

	July 1, 2024 through	July 1, 2025 through
	December 31, 2024	December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (Loss)	$438,557	$(102,600)
Adjustments to reconcile net income to net cash provided by operating activities (Increase) decrease in operating assets:
Due from clearing brokers	(327,627)	(137,014)
Securities not readily marketable	29,154	6,636
Other assets	(94,039)	(863)
Increase (decrease) in operating liabilities:
Accounts payable and accrued expenses	419,500	(54,240)
Deferred revenue	329,954	(25,000)
Net cash provided by operating activities	795,499	(313,081)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(1,454)	(6,704)
Net cash used in investing activities	(1,454)	(6,704)

CASH FLOWS FROM FINANCING ACTIVITIES:
Preferred dividends paid	45,000	(31,767)
Decrease in notes payable	370,000	(40,083)
Lease payments	215,364	(47,308)
Net cash used in financing activities	630,364	(119,158)

NET (DECREASE) INCREASE IN CASH	1,424,409	(438,943)

CASH AT BEGINNING OF THE YEAR	1,912,933	2,490,853

CASH AT END OF THE YEAR	$3,337,342	$2,051,910

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest and penalties
Income taxes

NON-CASH INVESTING AND FINANCING ACTIVITY
Right of Use Asset - Operating Leases	$215,364	$168,056
Right of Use Liability - Operating Leases	$215,364	$168,056

The accompanying notes are an integral part of this statement.

BAKER GLOBAL ASSET MANAGEMENT INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS JULY 1, 2024 TO DECEMBER 31, 2024 AND JULY 1, 2025 TO DECEMBER 31, 2025

1.	Organization and Nature of Business

Baker Global Asset Management, Inc. (the “Company”) is a Corporation that was formed in the state of New York and commenced operations on May 12, 2010. The Company wholly-owns Benjamin Securities, Inc., and BGIC Inc. (the “Subsidiaries”).

Benjamin Securities, Inc. acts as an introducing broker, and its activities consist of accepting customer orders for equity and fixed income securities that are executed and processed by the clearing broker and providing advisory services to its customers.

BGIC is a subsidiary of Baker Global Asset Management, Inc. established in 2024 as a proprietary investment vehicle. All significant intercompany transactions have been eliminated in the consolidated financial statements presented.

2.	Significant Accounting Policies

Basis of accounting

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Cash and cash equivalents

The Company and its Subsidiaries define cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Revenue recognition

Effective July 1, 2018, the Company and its Subsidiaries, adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC Topic 606”). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company and its Subsidiaries applied the modified retrospective method of adoption which resulted in no adjustment as of September 1, 2018 to opening members equity. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

BAKER GLOBAL ASSET MANAGEMENT INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS JULY 1, 2024 TO DECEMBER 31, 2024 AND JULY 1, 2025 TO DECEMBER 31, 2025

2.	Significant Accounting Policies (continued)

Revenue Recognition (continued)

Significant Judgement

Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company and its subsidiaries’s progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Advisory fees

Advisory fees are earned by Benjamin Securities Inc. for providing general investor-related advice and are earned, in accordance with the terms of their respective contracts, only when performance obligations have been fully met.

Corporate Advisory Fees

Benjamin Securities Inc. offers corporate advisory services, consulting, and investment banking. The firm earns revenues from fees paid by the corporate customers for these services, as well as underwriting fees and selling concessions. The fees are earned when the performance obligations of the engagement are fulfilled by the Company.

Commission Revenue and Related Clearing Expenses

Commissions for brokering securities transaction, and related clearing expenses are recorded by Benjamin Securities Inc. when earned, on a trade date basis.

Other revenue

Other revenue includes interest income and reimbursed postage fees. Postage fee reimbursements are recognized as they are incurred.

Disaggregation of Revenue

All of the Company and its Subsidiaries revenues for the periods ending December 31, 2025 and December 31, 2024 have been disaggregated on the Statement of Income.

Receivables and Contract Balances

Receivables arise when the Company and its Subsidiaries have an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company and its Subsidiaries unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract assets are reported in the Consolidated Statement of Financial Condition.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company and its subsidiaries satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied.

3.	Due from clearing brokers

Deposits with clearing brokers consist of deposits of cash or other short term securities held by other clearing organizations or exchanges. The carrying amounts approximate their fair value due to their short-term nature. This financial instrument generally has no stated maturities or has short-term maturities and carries interest rates that approximate market rates.

BAKER GLOBAL ASSET MANAGEMENT INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS JULY 1, 2024 TO DECEMBER 31, 2024 AND JULY 1, 2025 TO DECEMBER 31, 2025

4.	Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company and its subsidiaries are evaluating the effect that ASU 2016-02 will have on its financial statements with related disclosures. The Company and its subsidiaries believe the impact of the ASU is minimal due to the nature of the lease.

5.	Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, Benjamin Securities Inc. customer activities involve the execution and settlement of various customer securities transactions. The activities may expose the Company and its Subsidiaries to off-balance-sheet risk in the event the customer or the other broker is unable to fulfill its contracted obligations and the Subsidiaries has to purchase or sell the financial instrument underlying the contract at a loss. The Subsidiaries does not carry the accounts of their customers and does not process or safekeep customer funds or securities, and is therefore exempt from rule 15c3-3 of the Securities and Exchange Commission.

6.	Concentration of Credit Risk

Cash

The Company and its Subsidiaries maintain principally all cash balances in two financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company and its Subsidiaries is solely dependent upon daily bank balances and the strength of the financial institution. The Company and its Subsidiaries have not incurred any losses on this account. At December 31, 2025 and December 31, 2024, the amount in excess of insured limits were $1,098,178 and $2,393,173, respectively.

7.	Fair Value of Financial Instruments

The Company complies with FASB ASC 820 “Fair Value Measurements and Disclosures,” for assets and liabilities measured at fair value on a recurring basis. ASC 820 accomplishes the following key objectives:

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; establishes a three-level hierarchy (the “Valuation Hierarchy”) for fair value measurements; requires consideration of the Company’s creditworthiness when valuing liabilities; and expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument’s categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

BAKER GLOBAL ASSET MANAGEMENT INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS JULY 1, 2024 TO DECEMBER 31, 2024 AND JULY 1, 2025 TO DECEMBER 31, 2025

7.	Fair Value of Financial Instruments (continued)

The three levels of the Valuation Hierarchy and the distribution of the Company’s financial assets within it are as follows:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes “observable” requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The following is a summary of the financial assets measured at fair value as of December 31, 2025:

Description	Level 1	Level 2	Level 3
Securities not readily marketable	$-	$-	$23,167

Financial instruments are carried at market value on the Statement of Financial Condition. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities, and deferred revenue.

There were no transfers between Level measurements during the period ended December 31, 2025 and December 31, 2024. There were no other financial assets or liabilities measured at fair value under ASC 820 as of December 31, 2025 and December 31, 2024.

8.	Commitments: Operating Lease

In February 2016, the FASB established Topic 842, Leases, by issuing Accounting Standards Update (ASU) No. 2016-02, which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. Topic 842 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU No. 2018-10, Codification Improvements to Topic 842, Leases; and ASU No. 2018-11, Targeted Improvements. The standard established a right-of-use model (“ROU”) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement.

As of December 31, 2025, the Company has a right-of-use asset totaling $168,056 from recording of the lease liability, which is reflected on the firm’s financial statements.

On July 1, 2024, the Company entered into a 5-year lease agreement for office space in Pensacola, Florida. In November 2023, the Company entered into an 18-month lease agreement for office space in Miami, Florida. In April, 2024, the Company entered into a 5-year lease agreement for office space in Albany, New York. The leases are secured by a total of $11,500 deposit held by the respective landlords, which is included in the other assets on the statement of financial condition.

BAKER GLOBAL ASSET MANAGEMENT INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS JULY 1, 2024 TO DECEMBER 31, 2024 AND JULY 1, 2025 TO DECEMBER 31, 2025

8.	Commitments: Operating Lease (continued)

As of December 31, 2025 and 2024, the rent expense was $47,308 and $26,437 respectively.

Maturity Analysis and Reconciliation to the Statement of Financial Position

A summary of the future lease payments for operating leases, reconciled to the lease liabilities recorded at December 31, 2025 as follows:

Operating Leases

2026	$48,187
2027	$49,093
2028	$50,026
2029 and thereafter	$26,750
Total Long-term lease obligations	$174,056

The weighted average remaining lease term is 3 years and 5 months, and the weighted average discount rate used was the five year treasury rate of 3.72% as of December 31, 2025.

9.	Income taxes

The Company is taxed under the provisions of Subchapter C of the Internal Revenue Code. The amount of current and deferred taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The tax years 2023, 2022 and 2021 remain open to examination by the major taxing jurisdictions to which the entity is subject.

The Company accounts for uncertainties in income taxes under the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) (“Topic”) 740-10-05, Accounting for Uncertainty in Income Taxes. The Topic clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The Topic prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Topic provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

As of December 31, 2025, the Company had accrued tax liability in the amount of $531,420 and as of December 31, 2024

$189,312 respectively.

As of December 31, 2025 and 2024, the Company had an accrued deferred tax asset in the amount of $55,000.

10.	Note Payable

The Company has one note payable as of December 31, 2025 in the amount of $50,000.

11.	Capital Structure

The Company’s equity capital consists of the following. As of December 31, 2025, Baker Global Asset Management Inc. had 100,000,000 shares authorized. Common stock shares issued and outstanding as of December 31, 2025 were 1,960,000 and preferred stock shares issued and outstanding were 200,000. Common stock shares issued and outstanding as of December 31, 2024 were 1,960,000 and preferred stock shares issued and outstanding were 200,000.

Holders of Preferred Stock receive a 10% dividend which is accrued annually and paid with the availability of funds.

As of December 31, 2025, all dividend payment obligations have been paid.

12.	Subsequent Events

The Company and its Subsidiaries have evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the Consolidated financial statements. The evaluation was performed through the date the financial statements were available to be issued.

Item 4. Exhibits

Exhibit No.	Description
2.1	Restated Certificate of Incorporation of Baker Global Asset Management Inc., incorporated by reference to the Company’s Regulation A Offering Statement on Form 1-A as filed with the SEC on April 20, 2023
2.2	Bylaws of Baker Global Asset Management Inc., incorporated by reference to the Company’s Regulation A Offering Statement on Form 1-A as filed with the SEC on April 20, 2023
4	Form of Subscription Agreement, incorporated by reference to the Company’s Regulation A Offering Statement on Form 1-A as filed with the SEC on April 20, 2023
6.1	10% Unsecured Promissory Note between Baker Global Asset Management, Inc. and MJC Builders of Knollwood, Inc. dated July 16, 2019, incorporated by reference to the Company’s Regulation A Offering Statement on Amendment No. 2 to Form 1-A as filed with the SEC on June 7, 2023
6.2	Lease Agreement dated October 30, 2023 between Brigantia LLC and Benjamin Securities Inc., incorporated by reference to the Company’s Form 1-K as filed with the SEC on February 8, 2024
6.3	Lease Agreement dated April 1, 2024 between Rosetti Associates and Benjamin Securities Inc., incorporated by reference to the Company’s Form 1-K as filed with the SEC on January 17, 2025
6.4	Lease Agreement dated July 3, 2024 between One Palafox Place, LLC and Benjamin Securities Inc., incorporated by reference to the Company’s Form 1-K as filed with the SEC on January 17, 2025
6.5	Placement Agent Agreement dated April 19, 2023 between Baker Global Asset Management, Inc. and Alexander Capital, L.P., incorporated by reference to the Company’s Regulation A Offering Statement on Form 1-A as filed with the SEC on April 20, 2023
6.6	Fully Disclosed Clearing Agreement dated August 20, 2013 between RBC Capital Markets, LLC and Benjamin Securities, Inc., incorporated by reference to the Company’s Regulation A Offering Statement on Form 1-A as filed with the SEC on April 20, 2023
6.7	FINRA Membership Agreement CRD No. 7754 with respect to Benjamin Securities, Inc. dated June 14, 2022, incorporated by reference to the Company’s Regulation A Offering Statement on Form 1-A as filed with the SEC on April 20, 2023
6.8	Amendment to Placement Agent Agreement dated May 18, 2023 between Baker Global Asset Management, Inc. and Alexander Capital, L.P., incorporated by reference to the Company’s Regulation A Offering Statement on Amendment No. 1 to Form 1-A as filed with the SEC on May 19, 2023
6.9	Form of Lock-Up Agreement, incorporated by reference to the Company’s Regulation A Offering Statement on Amendment No. 1 to Form 1-A as filed with the SEC on May 19, 2023

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2026	BAKER GLOBAL ASSET MANAGEMENT, INC.

/s/ William Thomas Baker
	Name:	William Thomas Baker
	Title:	CEO, President and Chief Compliance Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ William Thomas Baker	CEO, President and Chief Financial Officer	June 18, 2026
William Thomas Baker	(principal executive officer and principal financial and accounting officer)